Exhibit 99.2

STUDENT TRANSPORTATION INC.

(the “Company”)

Special Meeting of Shareholders

Held on April 19, 2018

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51-102—Continuous Disclosure Obligations

A special meeting of shareholders of the Company (the “Special Meeting”) was held on Thursday, April 19, 2018 at 10:00 a.m. at Goodmans LLP, 333 Bay Street, Suite 3400, Toronto, Ontario, Canada. A total of 44,168,409 of the Company’s common shares (the “Shares”), representing 46.38% of the Company’s 95,240,655 issued and outstanding Shares as at the record date for the Special Meeting, were represented in person or by proxy at the Special Meeting.

The following matter was voted on at the Special Meeting. Full details of the matter are set out in the Company’s management information circular dated March 21, 2018 (the “Circular”), which is available on SEDAR at www.sedar.com and on the Company’s website at www.ridestbus.com.

Approval of the Arrangement Resolution

On a vote conducted by way of ballot, the special resolution (the “Arrangement Resolution”), the full text of which is attached as Schedule “B” to the Circular, approving a proposed plan of arrangement under Section 182 of the Business Corporations Act (Ontario) whereby, among other things, Spinner Can Acquireco Inc. would acquire all of the issued and outstanding Shares for consideration of $7.50 per Share in cash, subject to applicable adjustments and withholdings, was adopted by: (i) not less than two-thirds of the votes cast by the shareholders of the Company who voted in respect of the Arrangement Resolution at the Special Meeting in person or by proxy; and (ii) not less than a simple majority of the votes cast by the shareholders of the Company who voted in respect of the Arrangement Resolution at the Special Meeting in person or by proxy, excluding votes which may not be included in determining minority approval pursuant to the rules of Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions (“MI 61-101”).

Shareholders present in person or represented by proxy at the Special Meeting voted as follows:

Category of Voting Shareholders	Outcome of the Vote	Votes For	% of Votes For	Votes Against	% of Votes Against
All voting shareholders	Approved	43,526,061	98.55%	642,348	1.45%
All voting shareholders except for such shareholders as are required to be excluded pursuant to MI 61-101	Approved	42,126,007	98.5%	642,348	1.5%

Dated this 19th day of April, 2018.

STUDENT TRANSPORTATION INC.

By:	“Patrick J. Walker”
Name: Patrick J. Walker Title: Executive Vice President and Chief Financial Officer